UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A (Amendment No. 4)
Under the Securities Exchange Act of 1934

Atlantica Yield plc

 (Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

John T. Gaffney
Gibson, Dunn & Crutcher LLP
200 Park Ave
New York, New York 10166
(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Algonquin Power & Utilities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 41,557,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 41,557,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.5%
14	TYPE OF REPORTING PERSON: CO, HC

1	NAMES OF REPORTING PERSONS: Algonquin (AY Holdco) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 41,557,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 41,557,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.5%
14	TYPE OF REPORTING PERSON: CO, HC

1	NAMES OF REPORTING PERSONS: AAGES (AY Holdings) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 41,557,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 41,557,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.5%
14	TYPE OF REPORTING PERSON: CO

Item 1.  Security and Issuer

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 27, 2018, as amended by Amendment No. 2 filed on November 21, 2018, and as amended by Amendment No. 3 filed on November 27, 2018, filed with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities, Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and AAGES (AY Holdings) B.V. (“AY Holdings”) (collectively, the “Reporting Persons”), relates to the ordinary shares, nominal value of $0.10 per share (“Ordinary Shares”), of Atlantica Yield plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales, as described herein in more detail.  The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

As of February 15, 2019, the Reporting Persons beneficially owned an aggregate of 41,557,663 Ordinary Shares, representing approximately 41.5% of the issued and outstanding Ordinary Shares.

Item 2.  Identity and Background

Schedule A to the Original Schedule 13D is hereby amended and restated as set forth on Schedule A to this Amendment and incorporated by reference herein are the names, business addresses, present principal occupations or employments, and citizenship of each director and executive officer of the Reporting Persons.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated with the following:

The Reporting Persons purchased 25,054,315 Ordinary Shares, pursuant to the sale and purchase agreement, dated November 1, 2017, as amended pursuant to Deed of Amendment No. 1, dated January 31, 2018, Deed of Amendment No. 2, dated February 15, 2018, and Deed of Amendment No. 3, dated February 27, 2018 (the “Share Purchase Agreement”), in each case, between ACIL Luxco 1, S.A., a société anonyme incorporated under the laws of Luxembourg (“ACIL Luxco 1”), Algonquin, and Abengoa, S.A. (“Abengoa”), as guarantor of ACIL Luxco 1.  Pursuant to the sale and purchase agreement, dated March 8, 2018 (the “On-Sale SPA”), between Algonquin and AY Holdings, Algonquin transferred Ordinary Shares it acquired under the Share Purchase Agreement to AY Holdings, which then held shares representing approximately 25.0% of the issued and outstanding Ordinary Shares.

On November 1, 2017, Algonquin and Abengoa also entered into an option and right of first refusal agreement (the “Option Agreement”) with respect to 16,503,348 Ordinary Shares, representing approximately 16.5% of the issued and outstanding Ordinary Shares (the “Additional Shares”).  Under the Option Agreement, Algonquin (directly or through an assignee) was granted the right to acquire the Additional Shares. On April 16, 2018, Algonquin and Abengoa entered into a binding term sheet (the “Term Sheet”) to amend the Option Agreement.  Following the signing of the Term Sheet, Algonquin notified Abengoa of its election to exercise its option to acquire the Additional Shares.  On November 19, 2018, Algonquin, Abengoa, and ACIL Luxco 1 entered an amended and restated option agreement, dated November 19, 2018 (the “Amended and Restated Option Agreement”), further amending the terms and conditions of the Option Agreement.

Also on November 1, 2017, Algonquin and Abengoa entered into a memorandum of understanding (the “AAGES MOU”), pursuant to which Algonquin and Abengoa established AAGES, which is a joint venture company owned 50.0% by Algonquin through AY Holdco and 50.0% by Abengoa through a subsidiary.  The business of AAGES is developing global utility infrastructure projects.  In addition, AAGES formed a subsidiary, AY Holdings.  Pursuant to the terms of the governing documents of AAGES and AY Holdings, Abengoa and its affiliates have no power to vote or direct the vote of or to dispose or direct the disposal of Ordinary Shares held by AY Holdings; the power to vote or direct the vote or dispose or direct the disposal of such Ordinary Shares resides with AY Holdco as the holder of the preferred share of AY Holdings.  The terms of the AAGES MOU were superseded by the documents governing AAGES and AY Holdings.

Prior to closing of the purchase of the Additional Shares (the “Closing”), Algonquin and AY Holdco entered into a sale and purchase agreement, dated November 26, 2018 (the “Second On-Sale SPA”), pursuant to which Algonquin agreed to transfer the Additional Shares to be acquired under the Amended and Restated Option Agreement to AY Holdco.  Further, AY Holdco and AY Holdings entered into a sale and purchase agreement, dated November 26, 2018 (the “Third On-Sale SPA”), pursuant to which AY Holdco agreed to transfer the Additional Shares to be acquired under the Second On-Sale SPA to AY Holdings.  Upon closing of the transactions described in the Amended and Restated Option Agreement, the Second On-Sale SPA and Third On-Sale SPA, the Reporting Persons held 41,557,663 Ordinary Shares, representing approximately 41.5% of the issued and outstanding Ordinary Shares.

On November 28, 2018, AAGES entered into the margin loan agreement (the “Margin Loan Agreement”) with three (3) different lenders (collectively, the “Margin Lenders”), pursuant to which AAGES secured a non-recourse margin loan in the aggregate amount of Three Hundred and Six Million and Five Hundred Thousand Dollars ($306,500,000) (the “Margin Loan”) for a transaction unrelated to the purchase of the Additional Shares.  Further, AY Holdings entered into the pledge and security agreements with the Margin Lenders, dated November 28, 2018 (collectively, the “Pledge Agreements”), pursuant to which AY Holdings pledged all Ordinary Shares held by it to the Margin Lenders as collateral for the Margin Loan.  AY Holdings will receive, periodically, a pledge fee (the “Pledge Fee”) from AAGES as consideration for pledging such shares.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Subject to the obligations described herein, including the Standstill Provision (as hereinafter defined), and depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Ordinary Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation: (i) purchasing additional Ordinary Shares or other financial instruments related to the Issuer, including in connection with potential investments, projects and other joint business initiatives of the Reporting Persons with the Issuer; (ii) selling some or all of their beneficial or economic holdings; (iii) engaging in hedging or similar transactions with respect to the securities relating to the Issuer; and/or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

As part of their ongoing evaluation of this investment and in light of the Issuer’s press release dated February 14, 2019 regarding the formation of a strategic review committee to evaluate a wide range of strategic alternatives, subject to the obligations described herein, the Reporting Persons may consider strategic alternatives available to the Issuer, including proposed transactions involving the Reporting Persons and/or third parties.  More specifically, the Reporting Persons may, without limitation: (i) consider proposals made by the Issuer; (ii) consider proposals made by third parties to the Issuer; and/or (iii) consult with one or more third parties, including other shareholders, in the process of formulating and making proposals to the Issuer involving the Reporting Persons and/or one or more third parties, which may include transactions that could cause the Ordinary Shares to be delisted and/or deregistered under applicable securities law and regulations.

Algonquin does not currently intend to engage in any transaction that would result in it beneficially owning an aggregate amount of Ordinary Shares or other financial instruments related to the Issuer on terms that would cause the Issuer to become controlled and consolidated by Algonquin for accounting purposes.

The disclosures in Item 6 are herein incorporated by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 (a) , (b) is hereby amended and restated with the following:

(a) , (b)          As of February 15, 2019, AY Holdings is the direct beneficial owner 41,557,663 Ordinary Shares, representing approximately 41.5% of the issued and outstanding Ordinary Shares.  Algonquin and AY Holdco, through their ownership of AY Holdings, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by AY Holdings.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated with the following:

Share Purchase Agreement and On-Sale SPA

On November 1, 2017, ACIL Luxco 1, Algonquin and Abengoa, as guarantor of ACIL Luxco 1, entered into the Share Purchase Agreement.  Under the Share Purchase Agreement, ACIL Luxco 1 agreed to transfer to Algonquin or its assignee that number of Ordinary Shares of the Issuer (rounded up to the nearest whole number) representing 25.0%, and not less than 25.0%, of the Issuer’s issued share capital.  Such transfer was conditional upon, inter alia, a waiver from the Department of Energy in respect of minimum ownership provisions for certain electricity infrastructure projects located in the United States, the consent of the Federal Energy Regulatory Commission in respect of the same projects, the release of any encumbrances over the shares subject to the transfer, any required consents from any financing parties, and certain other conditions.  Pursuant to the On-Sale SPA, Algonquin agreed to transfer the shares it acquired under the Share Purchase Agreement to AY Holdings.  The conditions under the Share Purchase Agreement having been satisfied or waived, the Reporting Persons’ 25.0% shareholding in the Issuer was transferred to AY Holdings on March 9, 2018 for a total consideration of $607,567,139, with additional consideration payable upon the satisfaction of certain events as described in the Share Purchase Agreement and the On-Sale SPA.

Option Agreement and Term Sheet

On November 1, 2017, ACIL Luxco 1, Algonquin and Abengoa entered into the Option Agreement.  Under the Option Agreement, Algonquin (directly or through an assignee) was granted the right to acquire the Additional Shares, subject to the condition that the option be exercised within sixty (60) days after the date of the transfer of shares under the Share Purchase Agreement.  On April 16, 2018, Algonquin and Abengoa entered into the Term Sheet to amend the Option Agreement, and following execution of the Term Sheet, Algonquin notified Abengoa of its election to exercise its option to acquire the Additional Shares.

Amended and Restated Option Agreement

On November 19, 2018, ACIL Luxco 1, Algonquin and Abengoa entered into the Amended and Restated Option Agreement, further amending the Option Agreement.  Under the Amended and Restated Option Agreement, Algonquin acquired the Additional Shares, subject to certain terms and conditions therein.

AAGES MOU

On November 1, 2017, Algonquin and Abengoa entered into the AAGES MOU. The purpose of the AAGES MOU was to establish AAGES, a joint venture company owned 50.0% by Algonquin through AY Holdco and 50.0% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. AAGES was incorporated in the Netherlands on January 31, 2018.  The terms of the AAGES MOU were superseded by the governing documents of AAGES and AY Holdings.

Algonquin financed the acquisition of Ordinary Shares under the Share Purchase Agreement. Pursuant to the governing documents of AAGES and AY Holdings, Algonquin as the provider of funding for such purchase has the sole and exclusive right to exercise any and all rights, assert any and all claims, and exercise and enforce any and all remedies of AY Holdings as the owner of such shares, including the nomination or appointment of any director of the Issuer or the vote on any matter for which AY Holdings is entitled to vote as the holder of such Issuer’s securities, and to enter into any agreement on behalf of AY Holdings in relation to the foregoing.

Certain restrictions are in place under the AAGES governing documents relating to the transfer of AAGES shares. A transfer in violation of these restrictions, or insolvency of Algonquin or Abengoa, vests the other with the right to purchase the entirety of the other’s ownership interests in AAGES.

Atlantica Yield Shareholders Agreement

Algonquin and AAGES have entered into a shareholders agreement with the Issuer (the “AY Shareholders Agreement”), effective March 9, 2018. The AY Shareholders Agreement will terminate when either Algonquin and its affiliates or AAGES and its affiliates (individually, an “Investor”, collectively, the “Investors”), holds less than 10% the total voting rights attached to the outstanding voting securities of the Issuer.  Additionally, Investors may, but are not required to, terminate the agreement if the Issuer’s board confirms a dividend policy of less than 80% of cash available for distribution.

Pursuant to the AY Shareholders Agreement and in accordance with the articles of association, upon delivery to the Issuer of the resignation of a Resigning Director, as defined in the AY Shareholders Agreement, Algonquin shall appoint a new director nominee. In addition thereafter, if and to the extent provided in the articles of association of the Issuer, such Investor shall have the right to appoint to the Issuer’s board the maximum number of directors that corresponds to such Investor’s percentage interest in the outstanding voting securities of the Issuer, provided, however, that the maximum number of directors that Investors collectively may appoint is limited to the lesser of (i) such number of directors as corresponds to 41.5% of the outstanding voting securities of the Issuer or (ii) no more than one (1) less than 50% of the total number of directors on the Issuer’s board.  In addition, for so long as an Investor and its affiliates hold at least a 25.0% aggregate equity interest in the Issuer, at least one board member elected by the Investors shall be given the opportunity, and if accepted, shall be elected to a committee of directors.

Under the AY Shareholders Agreement, the Issuer may raise funding by way of issue and allotment of equity securities, loan notes or other borrowing arrangements. Subject to the standstill provision in the AY Shareholders Agreement, each Investor has a preemptive right to purchase up to 100% of any proposed allotment or issue of equity securities of the Issuer if certain conditions are met. Pursuant to the standstill provision of the AY Shareholders Agreement, the Investors, in the aggregate, cannot hold greater than 41.5% of the total voting securities of Issuer, subject to limited exceptions (the “Standstill Provision”).

Second On-Sale SPA and Third On-Sale SPA

Prior to the Closing, Algonquin and AY Holdco entered into the Second On-Sale SPA pursuant to which Algonquin transferred the Additional Shares it acquired under the Amended and Restated Option Agreement to AY Holdco in exchange for one (1) newly issued ordinary share of AY Holdco.

Prior to the Closing, AY Holdco and AY Holdings entered into the Third On-Sale SPA pursuant to which AY Holdco transferred the Additional Shares it acquired under the Second On-Sale SPA to AY Holdings in exchange for ten thousand (10,000) newly issued ordinary shares and one (1) newly issued preferred share in AY Holdings.

Margin Loan Agreement and Pledge and Security Agreements

On November 28, 2018, AAGES and the Margin Lenders entered into the Margin Loan Agreement, pursuant to which AAGES secured the Margin Loan for a transaction unrelated to the purchase of the Additional Shares.  Further, AY Holdings and the Margin Lenders entered into the Pledge Agreements on November 28, 2018.  Under the Pledge Agreements, AY Holdings pledged all Ordinary Shares held by it to the Margin Lenders as collateral for the Margin Loan.  AY Holdings will receive, periodically, the Pledge Fee from AAGES as consideration for pledging such shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2019
ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Chief Executive Officer

By:	/s/ Chris Jarratt
Name: Chris Jarratt
Title: Vice Chair
ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Ryan Robert Farquhar
Name: Ryan Robert Farquhar
Title: Managing Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B

AAGES (AY HOLDINGS) B.V.

By:	/s/ Ryan Robert Farquhar
Name: Ryan Robert Farquhar
Title: Managing Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B

Schedule A

Directors and Executive Officers of the Reporting Persons

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons:

ALGONQUIN POWER & UTILITIES CORP. DIRECTORS
Name	Business Address	Principal Occupation or Employment	Citizenship
Christopher J. Ball	229 Niagara Street Toronto, Ontario M6J 2L5	Executive Vice President, Corpfinance International Limited; President, CFI Capital Inc.	Canada
Christopher K. Jarratt	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice Chair, Algonquin Power & Utilities Corp.	Canada
D. Randy Laney	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA
Kenneth Moore	70 University Avenue, Suite 1400 Toronto, Ontario M5J 2M4	Managing Partner, NewPoint Capital Partners Inc.	Canada
Ian E. Robertson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada
Masheed Saidi	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA
Dilek Samil	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA
Melissa Stapleton Barnes	Lilly Corporate Center Indianapolis, Indiana 46285	Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer, Eli Lilly and Company	USA
George L. Steeves	30 Catherine Avenue Aurora, Ontario L4G 1K5	Senior Project Manager, True North Energy	Canada

ALGONQUIN POWER & UTILITIES CORP. EXECUTIVE OFFICERS
Name	Business Address	Principal Occupation or Employment	Citizenship
Ian E. Robertson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada
Christopher K. Jarratt	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice Chair, Algonquin Power & Utilities Corp.	Canada
David Bronicheski	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Financial Officer, Algonquin Power & Utilities Corp.	Canada

ALGONQUIN (AY HOLDCO) B.V. DIRECTORS
Name	Business Address	Principal Occupation or Employment	Citizenship
Ryan Robert Farquhar	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President, International Development, Algonquin Power & Utilities Corp.	Canada
Gerard Jan van Spall	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Business Unit Manager, Vistra Netherlands	Netherlands
Laurentius Ireneus Winfridus Klein	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Business Unit Manager, Vistra Netherlands	Netherlands

AAGES (AY HOLDINGS) B.V. DIRECTORS
Name	Business Address	Principal Occupation or Employment	Citizenship
Ryan Robert Farquhar	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President, International Development, Algonquin Power & Utilities Corp.	Canada
Gerard Jan van Spall	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Business Unit Manager, Vistra Netherlands	Netherlands
Laurentius Ireneus Winfridus Klein	Strawinskylaan 3127, Atrium Building 8th Floor 1077 ZX Amsterdam, The Netherlands	Business Unit Manager, Vistra Netherlands	Netherlands